UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2005

CELANESE AG
(Exact name of Registrant as Specified in its Charter)

CELANESE CORPORATION
(Translation of Registrant's name into English)

Frankfurter Strasse 111
61476 Kronberg/Ts., Germany
(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F     X          Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                 No     X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-                  .

CELANESE AG

On August 19, 2005, Celanese AG, a stock corporation organized under the laws of the Federal Republic of Germany, issued its Disclosure Notice in accordance with Section 15 of the German Securities Trading Law, regarding the agreement reached between its principal shareholder, Celanese Europe Holding GmbH & Co. KG, and two funds on the purchase of the shares in Celanese AG managed by those funds for a price of €51.00 per non-par value share of Celanese AG and an additional purchase price of €2 per share as settlement consideration. Upon consummation of the agreement, Celanese Europe Holding GmbH & Co. KG will hold more than 95% of the voting rights in the general meeting of Celanese AG. The agreement includes an undertaking by Celanese Europe Holding GmbH & Co. KG, subject to and in compliance with applicable law, to increase the compensation of EUR 41.92 per non-par value share of Celanese AG set forth in the domination and profit and loss transfer agreement, dated June 22, 2004, by EUR 9.08 to EUR 51.00, for all minority shareholders who waive their right to conduct special award proceedings (Spruchverfahren) and their right to the result of such proceedings by September 29, 2005. Celanese Europe Holding GmbH & Co. KG will publish further details of the improved compensation offer in accordance with applicable laws. The Disclosure Notice is attached as Exhibit 99.1 hereto and incorporated by reference herein.

EXHIBITS

Exhibit No.	Exhibit
99.1	Disclosure Notice in accordance with Section 15 of the German Securities Trading Law issued August 19, 2005, regarding the agreement reached between the principal shareholder of Celanese AG, Celanese Europe Holding GmbH & Co. KG, and two funds on the purchase of the shares in Celanese AG managed by those funds for a price of €51.00 per non-par value share of Celanese AG and an additional purchase price of €2 per share as settlement consideration.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELANESE AG (Registrant)
By: /s/ Peter Jakobsmeier Name: Peter Jakobsmeier Title: Member of the Management Board (Chief Financial Officer)

Date: August 19, 2005

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	Disclosure Notice in accordance with Section 15 of the German Securities Trading Law issued August 19, 2005 regarding the agreement reached between the principal shareholder of Celanese AG, Celanese Europe Holding GmbH & Co. KG, and two funds on the purchase of the shares in Celanese AG managed by those funds for a price of €51.00 per non-par value share of Celanese AG and an additional purchase price of €2 per share as settlement consideration.